111 Huntington Avenue, Boston, Massachusetts 02199

                                        July 31, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Sally Samuel

RE:	Preliminary Proxy Materials for MFS Variable Insurance Trust II ("Trust II") on behalf of MFS Money Market Portfolio (File Nos. 2-83616 and 811-03732)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (the "Trust"), this letter sets forth our responses to your comments of July 24, 2015, on a preliminary copy of the cover letter from the President of the Trust, Notice, Proxy Statement, and forms of Proxy to be used in connection with the Special Meeting of Shareholders of MFS Money Market Portfolio (the "Fund"), a series of the Trust (collectively, the "Proxy Materials"), filed with the Securities and Exchange Commission (the "SEC") on July 21, 2015.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the Proxy Materials.

Response:	As requested, in connection with the filing of the definitive Proxy Materials, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from the full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
July 31, 2015

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please confirm that all omitted or bracketed information will be finalized and included in the definitive filing.

Response:	We confirm that all omitted or bracketed information will be finalized and included in the definitive filing.

Proxy Statement Comments

3.	Comment:
On page 1, sixth paragraph, of the Proxy Statement, please clarify whether Massachusetts Financial Services Company will bear expenses related to preparation and mailing of the Proxy Statement and solicitation expenses.

Response:	The requested change will be made as follows:

While the expenses of the preparation of the proxy statement and related materials, including printing and delivery costs, are borne by the Fund, since MFS currently has voluntarily agreed to waive all or a portion of the management fee of the Fund and bear some or all of the Fund's expenses to avoid a negative yield for the Fund (which voluntary waiver MFS may terminate at any time), the one-time fees and expenses related to this proxy statement therefore will ~~effectively~~ likely be borne by MFS and not the Fund.

4.	Comment:
On page 2, fifth paragraph, of the Proxy Statement, the language regarding what instruments may be used as collateral for repurchase agreements in the description of the definition under Rule 2a-7 of a government money market fund should more closely track the wording in Rule 2a-7.

Response:	The requested change will be made as follows:

United States Securities and Exchange Commission
July 31, 2015

The SEC's revised rules for money market funds define a government money market fund to be a money market fund that invests 99.5% or more of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized fully ~~(i.e., collateralized by cash or U.S. Government securities)~~. To be collateralized fully, the collateral must consist entirely of cash items or U.S. Government securities.

5.	Comment:
On page 3, second full paragraph, of the Proxy Statement, the sentence regarding the principal investment strategy that the Fund will adopt to operate as a government money market fund should more closely track the wording in Rule 2a-7.

Response:
We respectfully decline to change this sentence since, in this instance, it is not describing the definition under Rule 2a-7 of a government money market fund (as is the case with respect to the sentence that is the subject of Comment 4 above). Rather the sentence is a restatement of the Fund's anticipated principal investment strategy, is consistent with past plain English language used in the Fund's other disclosure documents to describe the types of instruments in which the Fund will invest, and, we believe, is in accord with the definition of a government money market fund under Rule 2a-7.

6.	Comment:
In accordance with item 20 of Schedule 14A, on page 3, second full paragraph, of the Proxy Statement, regarding the actions the Fund will take if shareholders approve the proposal, provide information about the role of the Board of the Fund.

Response:	The requested change will be made as follows:

If shareholders approve this proposal, the Fund will make other changes necessary to operate as a government money market fund, including adopting a principal investment strategy to normally invest at least 99.5% of the Fund’s total assets in cash, U.S. Government money market instruments, and/or repurchase agreements collateralized by cash or U.S. Government securities. The Fund also intends to change its name to “MFS U.S. Government Money Market Portfolio.” The Board of Trustees of the Fund considered and approved these changes at its June 2015 meeting, subject to shareholder approval of the proposal.

United States Securities and Exchange Commission
July 31, 2015

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4085.

                                        Sincerely,

                                        THOMAS H. CONNORS
                                        Thomas H. Connors
                                        Assistant Secretary

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